

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 9, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Exchange Listed Funds Trust, under the Exchange Act of 1934:

- Cabana Target Leading Sector Conservative ETF
- Cabana Target Leading Sector Moderate ETF
- Cabana Target Leading Sector Aggressive ETF

Sincerely,

An Intercontinental Exchange Company